

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

Mail Stop 4720

June 27, 2018

James M. Zemlyak
Co-President and Chief Financial Officer
Stifel Financial Corp.
501 North Broadway
St. Louis, MO 63102

> **Re:** **Stifel Financial Corp.**
> **Registration Statement on Form S-4**
> **Filed June 20, 2018**
> **File No. 333-225729**

Dear Mr. Zemlyak:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jessica Livingston, Staff Attorney, at 202-551-3448 with any questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Financial Services